

Karter Louis · 2nd

Soul Slice

Founder & CEO at Soul Slice

San Francisco, California, United States · 500+ connections ·

Contact info

Experience



Founder & CEO
Soul Slice · Full-time
Nov 2020 – Present · 2 mos
Oakland, California, United States



Principal Consultant
iYong International
2009 – Present · 11 yrs
Hong Kong - San Francisco

Strategic consulting for branding, marketing, fundraising & business development.
Extensive experienced in creating and developing many successful brands worldwide.



Founder & CEO
Hillbilly Tea
Jan 2010 – Dec 2016 · 7 yrs
Louisville, Kentucky Area

Founder and proprietor of the celebrated tea brand, which included a line of retail teas, other
branded tea infused products and 3 restaurants, including one in Shanghai.



Operating Partner
Samovar Tea Lounge
Jun 2004 – 2010 · 6 yrs
San Francisco Bay Area

Help to develop and establish San Francisco's premier tea lounge and beloved tea brand.



Founder
Kworld Entertainment
Jan 2001 – 2010 · 9 yrs
Greater New York City Area

Formally Triangle Entertainment & Associates (TEA, Inc.) formed this production company to
produce independent music and documentaries.

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Education



Alliant International University-San Diego Scripps Ranch
BFA, musical theater

Musical Theater



Sullivan University
Business Management

business marketing & management

Skills & endorsements

Marketing Strategy · 59

 Endorsed by **Susan Dean, who is highly skilled at this**

Customer Service · 50

 Endorsed by **8 people who know Customer Service**

Management · 46

 Endorsed by **6 people who know Management**

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Recommendations

Received (4) Given (1)



David Goewey DuBou
Director of Sales & Education
at INDIGENOUS Selections
March 10, 2018, Karter was a
client of David's

Karter is an intelligent, creative and innovative operator.

Attica Scott
she|her|hers
December 22, 2017, Attica worked
with Karter in different groups

Karter is committed to investing in neighborhoods that are on the rise. He is planting his business in the heart of low- to moderate-income areas where people have long been ignored. I highly recommend Karter as a business leader, investment thought partner, and network weaver.

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Accomplishments

4 **Organizations** ⌄
Louisville Brightside • Kentucky College of Art & Design • JB Speed Museum • Jefferson Community and Technical College

1 **Language** ⌄
Chinese